SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                     FORM 15

Certification and Notice of Termination of  Registration  under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                       Commission File Number 0-24744


                             Life Bancorp, Inc.
           (Exact name of registrant as specified in its charter)


   109 East Main Street, Norfolk, Virginia 23410 Telphone, (757) 858-1000


      (Address, including, zip code, and telephone number, including, area code, of registrant's principal executive offices)


                   Common Stock, par value $0.01 per share (Title of each class of securities covered by this Form)


                                    None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]* Rule  12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule
12g-4(a)(1)(ii)  [ ] Rule 12h-3  (b)(1)(i)  [X]* Rule  12h-3(b)(2)(ii)  [ ] Rule
12g-4(a)(2)(i) [ ] Rule 12h-3(b)(i)(ii) [ ] Rule 15d-6 [ ]


Approximate  number of holders of record as of the certification or notice date:
None

*Life Bancorp, Inc. was merged with and into BB&T Financial Corporation of Virginia, a wholly owned subsidiary of BB&T Corporation effective 12:01 a.m. on March 1, 1998.

        Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as sole shareholder of the successor by merger to Life Bancorp, Inc., has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  March 3, 1998            BB&T CORPORATION

                                By: /s/ Jerone C. Herring
                                Name: Jerone C. Herring
                                Title: Executive Vice President and Secretary

                           [BB&T Corporation letterhead]



March 3, 1998


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

         Re:    Life Bancorp, Inc. -- Form 15

Ladies and Gentlemen:

        On behalf of Life Bancorp, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 10 l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $0.01 per share.

If you have any questions regarding this Form 15, please contact the undersigned at (910) 733-2180.

                                Very truly yours,

                                BB&T CORPORATION


                                By: /s/ Jerone C. Herring
                                By:  Jerone C. Herring
                  Title: Executive Vice President and Secretary